Exhibit 21.1
LATTICE SEMICONDUCTOR CORPORATION
SUBSIDIARIES OF THE REGISTRANT

	Name	Jurisdiction of Incorporation
1.	Lattice Semiconductor GmbH	Germany
2.	Lattice Semiconducteurs SARL	France
3.	Lattice Semiconductor AB	Sweden
4.	Lattice Semiconductor Asia Limited	Hong Kong
5.	Lattice Semiconductor GK	Japan
6.	Lattice Semiconductor (Shanghai) Co. Ltd.	China
7.	Lattice Semiconductor UK Limited	United Kingdom
8	Lattice Semiconductor SRL	Italy
9.	Lattice Semiconductor International LLC	Delaware, USA
10.	Lattice Semiconductor Canada Corporation	Canada
11.	Lattice SG Pte. Ltd.	Singapore
12.	Lattice Semiconductor (PH) Corporation	Philippines
13.	Lattice Semiconductor Limited	Bermuda
14.	SiliconBlue Technologies (Hong Kong) Ltd.	Hong Kong
15.	Lattice Semiconductor (India) Pvt. Ltd.	India
16.	Lattice Semiconductor Korea Co. Ltd.	South Korea